Exhibit 99.1

Sun Life Reports Results of Conversion Privilege of Class A Non-Cumulative Rate Reset Preferred Shares Series 8R and Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR

TORONTO, June 19, 2020 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced that 116,341 of its 5,192,686 Class A Non-cumulative Rate Reset Preferred Shares Series 8R (the "Series 8R Shares") have been elected for conversion on June 30, 2020, on a one-for-one basis, into Class A Non-cumulative Floating Rate Preferred Shares Series 9QR (the "Series 9QR Shares"), and 1,140,986 of its 6,007,314 Series 9QR Shares have been elected for conversion on June 30, 2020 on a one-for-one basis, into Series 8R Shares. Consequently, on June 30, 2020, Sun Life will have 6,217,331 Series 8R Shares and 4,982,669 Series 9QR Shares issued and outstanding. The Series 8R Shares and Series 9QR Shares will be listed on the Toronto Stock Exchange under the symbols SLF.PR.G and SLF.PR.J, respectively.

Subject to regulatory approval, Sun Life may redeem all or any part of the outstanding Series 8R Shares, at Sun Life's option, by the payment of an amount in cash for each share so redeemed of $25.00, together with all declared and unpaid dividends to the date fixed for redemption, on June 30, 2025 and on the 30th of June in every fifth year thereafter. Subject to regulatory approval, Sun Life may redeem all or any part of the then outstanding Series 9QR Shares, at Sun Life's option, by the payment of an amount in cash for each share so redeemed of (i) $25.00, together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on June 30, 2025 and on June 30 every five years thereafter, or (ii) $25.50, together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on any other date.

The Series 8R Shares and the Series 9QR Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2020, Sun Life had total assets under management of $1,023 billion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:	Investor Relations Contact:
Irene Poon	Leigh Chalmers
Manager	Senior Vice-President, Head of Investor
Corporate Communications	Relations & Capital Management
T. 416-988-0542	T. 647-256-8201
irene.poon@sunlife.com	investor.relations@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 11:15e 19-JUN-20